EXHIBIT 99.2

News Release dated February 14, 2023, Suncor Energy reports fourth quarter 2022 results

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2022 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, net debt, last-in, first-out (LIFO) inventory valuation methodology and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (February 14, 2023) – “In 2022, we returned nearly $8 billion of value to our shareholders through dividends and share repurchases, representing approximately 43% of our record adjusted funds from operations of $18 billion,” said Kris Smith, Interim President and Chief Executive Officer. “We allocated nearly 60% of our excess funds to share buybacks and approximately 40% to debt reduction, and we’re exiting the year with the highest dividend per share in our company’s history, all of which reflect our unwavering commitment to maximizing shareholder returns.”

•	Adjusted funds from operations increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter.

•	Adjusted operating earnings increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter. Net earnings increased to $2.741 billion ($2.03 per common share) in the fourth quarter of 2022, compared to $1.553 billion ($1.07 per common share) in the prior year quarter.

•	Production from the company’s Oil Sands assets was 688,100 barrels per day (bbls/d) in the fourth quarter of 2022, compared to 665,900 bbls/d in the prior year quarter, with the current period including record quarterly production at Firebag.

•	In 2022, Syncrude delivered record annual mine bitumen production, with both strong synthetic crude oil (SCO) production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines, all of which helped to achieve Suncor’s second highest annual SCO production of 480,000 bbls/d.

•	Refining and Marketing (R&M) generated adjusted funds from operations(1) of $1.663 billion in the fourth quarter of 2022, or $2.102 billion excluding the impacts of a first-in, first-out (FIFO) inventory valuation loss(2) of $439 million, compared to $869 million of adjusted funds from operations in the prior year quarter, or $708 million excluding the impacts of a FIFO inventory valuation gain(2) of $161 million.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	In 2022, Suncor returned over $7.7 billion of value to its shareholders, compared to $3.9 billion in the prior year. Record shareholder returns in 2022 included $2.6 billion of dividends paid and $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of $43.92 per common share, or the equivalent of 8.1% of its common shares as at December 31, 2021.

•	In the fourth quarter of 2022, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.52 per share, a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.

•	Subsequent to the fourth quarter of 2022, the Board approved a renewal of the company’s normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

•	In support of its net debt reduction and annual capital allocation targets, the company reduced net debt by nearly $1.0 billion in the fourth quarter of 2022, or $745 million excluding the impact of a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt. In 2022, the company reduced net debt by over $2.5 billion, or approximately $3.2 billion excluding the impact of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. The significant reduction in debt provides ongoing balance sheet flexibility, reduces long-term financing costs, and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•	In the fourth quarter of 2022, as a result of a comprehensive strategic review of its downstream retail business, the company announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

•	Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets, and the acquisition of an additional working interest in Fort Hills, bringing the company’s total aggregate working interest in Fort Hills to 68.76%. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close in mid-2023.

Financial Results

Adjusted Operating Earnings

Suncor’s adjusted operating earnings increased to $2.432 billion ($1.81 per common share) in the fourth quarter of 2022, compared to $1.294 billion ($0.89 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter and higher upstream production, partially offset by increased operating expenses and income taxes. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss in the fourth quarter of 2022, compared to a gain in the prior year quarter.

Net Earnings

The company had net earnings of $2.741 billion ($2.03 per common share) in the fourth quarter of 2022, compared to $1.553 billion ($1.07 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, net earnings for the fourth quarter of 2022 included a $200 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $106 million unrealized loss on risk management activities recorded in other income (loss) and a $215 million income tax recovery excluded from adjusted operating earnings. Net earnings in the prior year quarter included a $227 million gain on the sale of the company’s interest in the Golden Eagle Area Development, a $25 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $14 million unrealized gain on risk management activities recorded in other income (loss) and a $7 million income tax expense excluded from adjusted operating earnings.

Adjusted Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Net earnings	2 741	1 553	9 077	4 119
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(200)	(25)	729	(113)
Unrealized loss (gain) on risk management activities	106	(14)	5	(6)
Asset impairment (reversal)(2)	–	–	2 752	(221)
Recognition of insurance proceeds(3)	–	–	(147)	–
(Gain) loss on significant disposal(4)	–	(227)	65	(227)
Restructuring charge(5)	–	–	–	168
Loss on early repayment of long-term debt(6)	–	–	–	80
Income tax (recovery) expense excluded from adjusted operating earnings(7)	(215)	7	(915)	5
Adjusted operating earnings(1)	2 432	1 294	11 566	3 805

(1)	Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense excluded from adjusted operating earnings line. See the Non-GAAP Financial Measures section of this news release.

(2)	In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets in the E&P segment. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million against its share of its assets in Norway in the E&P segment. During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck Resources Limited’s (Teck) interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(3)	During the third quarter of 2022, the company recorded $147 million of property damage insurance proceeds in other income (loss) related to the company’s assets in Libya in the E&P segment.

(4)	During the third quarter of 2022, the company incurred a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway in the E&P segment.

(5)	During the first quarter of 2021, the company recorded a restructuring charge in operating, selling & general (OS&G) expenses related to workforce-reduction plans.

(6)	During the third quarter of 2021, the company recorded a loss of $80 million for the early repayment of long-term debt.

(7)	In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the fourth quarter of 2022 compared to the prior year quarter.

Operating Results

Suncor’s total upstream production increased to 763,100 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2022, compared to 743,300 boe/d in the prior year quarter, primarily driven by increased production from the company’s Oil Sands assets.

The company’s net SCO production was 517,500 bbls/d in the fourth quarter of 2022, comparable to 515,000 bbls/d in the prior year quarter. Increased SCO production at Syncrude, reflecting 99% upgrader utilization in the fourth quarter of 2022, compared to 90% in the prior year quarter, was partially offset by decreased production at Oil Sands Base as the current quarter was impacted by the completion of planned maintenance activities that commenced in the third quarter of 2022.

The company’s non-upgraded bitumen production increased to 170,600 bbls/d in the fourth quarter of 2022, compared to 150,900 bbls/d in the fourth quarter of 2021, primarily due to increased production from Fort Hills and record quarterly production from Firebag.

Non-upgraded bitumen production from the company’s In Situ assets in the fourth quarter of 2022 was higher than the prior year quarter, with an overall increase in bitumen production volumes being partially offset by increased Firebag production being diverted to upgrading in the current period, as the prior year quarter was impacted by maintenance activities at Firebag. During the fourth quarter of 2022, the company also leveraged its asset flexibility and marketing and trading expertise, including its midstream and logistics network, to mitigate third-party pipeline disruptions, resulting in additional non-upgraded bitumen production being sold to market.

E&P production during the fourth quarter of 2022 was 75,000 boe/d, compared to 77,400 boe/d in the prior year quarter. The decrease in production was primarily due to asset sales at E&P International, partially offset by increased production at E&P Canada.

Upstream production in 2023 is expected to be impacted by the disciplined decisions the company has taken to streamline its portfolio to enable greater fit and focus and drive value from its core business. This includes increased production associated with the company’s additional working interest in Fort Hills, partially offset by reduced production reflecting the execution of its 36-month mine improvement plan, continued strong production from the company’s In Situ assets, and the Terra Nova return to production in the second quarter of 2023, partially offset by the anticipated sale of the company’s U.K. E&P business in 2023.

“We achieved combined upgrader utilization of 96% this quarter, delivered record Firebag production, and leveraged our asset and production flexibility as well as our midstream expertise to maximize the value of our barrels. In the downstream, we delivered refinery utilizations of 94%, supporting our ability to maximize margin capture in a robust demand environment,” said Smith. “We have worked hard to mitigate the impacts of the weather-related outage at the Commerce City refinery and, as a result, we anticipate a return to normal production rates by the end of the first quarter. Looking ahead in 2023, we will continue to focus on the delivery of safe and reliable operations across the business.”

Refinery crude throughput was 440,000 bbls/d and refinery utilization was 94% in the fourth quarter of 2022, compared to 447,000 bbls/d and 96% in the prior year quarter, with the decrease due to unplanned maintenance in the current period, including the weather-related event that occurred late in the quarter at the company’s Commerce City refinery. Refined product sales in the fourth quarter of 2022 were 548,200 bbls/d, comparable to 550,100 bbls/d in the prior year quarter.

Progressive restart activities at the company’s Commerce City refinery are currently underway, and the asset is anticipated to return to normal production rates by the end of the first quarter.

The company’s total OS&G expenses were $3.556 billion in the fourth quarter of 2022, compared to $2.978 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance, inflationary impacts and increased share-based compensation expense in the fourth quarter of 2022 compared to the prior year quarter. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.

Strategy Update

“Our top priority going into 2023 is driving the improved safety and operational performance of our company through our operational excellence principles, which in turn will deliver increased returns to shareholders,” said Smith. “Our goal is to leverage our competitive advantages, including the scale and size of our integrated model, our regional oil sands advantage, and the improved fit and focus of our asset base, to drive cost and capital efficiency and maximize value from every barrel.”

Suncor is laser focused on driving improved safety and operational performance across the company, and ensuring that it delivers competitive and sustainable value to its shareholders. Looking ahead, the company is executing on its clear and accelerated plans to improve its safety performance. This includes a full-scale implementation of collision awareness and fatigue management technologies, with installations occurring on over one thousand pieces of mobile mining equipment. Suncor will be the first oil sands operator to execute a full-scale implementation of these technologies, and the company is on track to go live by the end of 2023. The company’s rigorous safety improvement plans also include strengthening its risk management systems, improving its contractor safety management and doubling the safety weighting in its annual incentive program to drive safety across the business.

In the fourth quarter of 2022, Suncor’s Board, with the support of external advisors, completed a comprehensive strategic review of its downstream retail business. As a result of the review, the company announced that it will retain and optimize the Petro-Canada™ retail business, with the goal of further strengthening Suncor’s integrated R&M business and driving increased long-term value for shareholders. The enhancement of Suncor’s retail business will include changing the mix ownership model of the company-owned and controlled, dealer-owned and partnership sites. Economic investment in 2023 is expected to be focused on company-owned and controlled sites, in the most profitable sites and markets, while optimizing the non-company-controlled sites in less densely populated areas, using alternative ownership structures and partnerships to grow the brand’s scale and presence. These activities will also include the continued expansion of strategic partnerships in non-fuel-related businesses such as quick service restaurants, convenience stores, loyalty partnerships and energy transition offerings to provide low-carbon solutions to its customers.

In its Oil Sands business, the company is focused on leveraging its regional scale and standardized processes to drive cost efficiencies and reliability improvements, in addition to leveraging its interconnected asset base, including the interconnecting pipelines between Oil Sands Base and Syncrude, to improve the scope, duration and sequencing of turnarounds. In 2022, the company completed and commissioned the new paraffinic froth treatment (PFT) hot bitumen transfer piping which enables transfers of up to 60,000 bbls/d of PFT from Fort Hills to upgrading at Oil Sands Base, further increasing the company’s regional integration and flexibility. The company continues to progress opportunities to further increase the integration and flexibility of its operations, which allows the company to manage through both internal and external market factors, and to respond to dynamic market conditions.

At Fort Hills, in the fourth quarter of 2022, the company commenced its 36-month mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans, during which time the asset is expected to operate at lower than 90% production rates. During the fourth quarter of 2022, the company entered into an agreement to acquire Teck’s 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. The acquisition of the additional interest in Fort Hills is a strategic fit with the company’s focus on its core assets, and underscores the company’s confidence in the long-term value of the asset. At Syncrude, operating costs in 2023 are expected to increase as a result of structural mine progression factors that include longer hauling distances and increased tonnage and tailing requirements. Suncor’s primary focus for cost management in 2023 will be to continue efforts to sustainably reduce controllable operating costs to offset inflationary pressures as much as possible, as well as the structural mine factors at Syncrude and Fort Hills, that are anticipated to increase near-term operating costs in its mining business.

By the end of 2022, the company achieved approximately $865 million of incremental free funds flow through the implementation of digital, process and technology initiatives. The operating costs portion of the savings generated from these improvement initiatives is partially offsetting inflationary pressures and increased mining costs in the company’s Oil Sands business. In addition, the company achieved $300 million of annual gross synergies for the Syncrude joint venture owners by the end of 2022, through workforce efficiencies and regional optimization.

The company continues to progress its disciplined decisions to streamline its portfolio to enable greater fit and focus and drive value from its core business. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close in mid-2023. In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million. The sale of these assets allows greater focus and investment in hydrogen and renewable fuels, and accelerates the company’s progress towards its net-zero greenhouse gas (GHG) objective with investments that are complementary to its base business and that leverage its existing expertise.

Reducing GHG emissions is a key component of the company’s business strategy and long-term vision. In support of Suncor’s ambition to be net-zero by 2050, the company works collaboratively with industry peers through the Pathways Alliance and also with Federal and Provincial governments. Subsequent to the fourth quarter of 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over 20 oil sands facilities in northern Alberta.

Looking forward, capital expenditures continue to be focused on asset sustainment and maintenance projects designed to support safe and reliable operations. Economic capital spend will be focused on advancing high-return projects and investments that are expected to enhance value within the company’s existing assets base and accelerate the company’s progress towards its net-zero GHG objective. Planned economic investment in 2023 is expected to include expenditures related to the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility, which is expected to be in service in late 2024 and substantially contribute to the company’s net-zero GHG objective, the Upgrader 1 coke drum replacement at Oil Sands Base, which is expected to be in service in late 2025, the Mildred Lake West Extension project, which is expected to come online in late 2025, investment in the West White Rose Project, with production expected to commence in the first half of 2026, and economic investment in the optimization of the Petro-Canada™ retail business.

In 2022, the company executed on its capital allocation framework, returning record value to shareholders of over $7.7 billion, while simultaneously reducing net debt by over $2.5 billion, or approximately $3.2 billion excluding the impact of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases, representing a record rate of share repurchases for the year. Demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows, and its commitment to increasing shareholder returns, the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.

Looking ahead in 2023, the company will continue to execute on its capital allocation framework. Based on current business plans and commodity pricing, the company expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023, and to continue to progress towards its net debt reduction targets in 2023. The sustainability of, and ability to grow, the company’s dividend is a top focus for Suncor and future dividend growth will continue to be a priority as momentum is demonstrated through reliable operational performance and optimization of the business. As well, as the company executes share buybacks, the lower outstanding share count will allow the company to increase its per-share dividend.

Subsequent to the fourth quarter of 2022, the Board approved a renewal of the company’s NCIB for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

Corporate Guidance

Suncor has updated its 2023 Fort Hills production range from 90,000 bbls/d – 100,000 bbls/d to 85,000 bbls/d – 95,000 bbls/d, to reflect the lower incremental working interest purchased from Teck of 14.65%, with no change to Suncor’s total upstream production range.

For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Pursuant to Suncor’s previous NCIB, as amended on May 9, 2022, Suncor agreed that it would not purchase more than 143,500,000 common shares between February 8, 2022, and February 7, 2023. Between February 8, 2022, and February 7, 2023, and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 118,143,500 shares on the open market for approximately $5.248 billion, at a weighted average price of $44.42 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (2,696,377 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (10,785,510 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on February 17, 2023.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, net debt, last-in, first-out (LIFO) inventory valuation methodology and free funds flow and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings. Comparative periods have been revised to reflect this change.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	1 625	1 169	578	603	1 517	599	(182)	(317)	–	–	3 538	2 054
Adjustments for:
Depreciation, depletion, amortization and impairment	1 080	1 237	130	129	226	243	29	21	–	–	1 465	1 630
Accretion	64	61	15	15	2	1	–	–	–	–	81	77
Unrealized foreign exchange gain on U.S. dollar denominated debt	–	–	–	–	–	–	(200)	(25)	–	–	(200)	(25)
Change in fair value of financial instruments and trading inventory	105	8	(11)	42	(121)	–	–	–	–	–	(27)	50
(Gain) loss on disposal of assets	(5)	(4)	1	(227)	(1)	(1)	(3)	–	–	–	(8)	(232)
Loss on extinguishment of long-term debt	–	–	–	–	–	–	32	–	–	–	32	–
Share-based compensation	66	36	5	4	30	21	66	64	–	–	167	125
Settlement of decommissioning and restoration liabilities	(61)	(71)	(2)	1	(11)	(6)	(5)	–	–	–	(79)	(76)
Other	55	23	3	(2)	21	12	(10)	5	–	–	69	38
Current income tax expense	–	–	–	–	–	–	–	–	(849)	(497)	(849)	(497)
Adjusted funds from (used in) operations(1)	2 929	2 459	719	565	1 663	869	(273)	(252)	(849)	(497)	4 189	3 144
Change in non-cash working capital											(265)	(529)
Cash flow provided by operating activities											3 924	2 615

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of the Q4 Report for a discussion on income taxes.

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	5 633	2 825	3 221	1 791	5 694	2 867	(2 232)	(1 913)	–	–	12 316	5 570
Adjustments for:
Depreciation, depletion, amortization and impairment	7 927	4 585	(105)	324	844	853	120	88	–	–	8 786	5 850
Accretion	249	240	60	58	8	6	(1)	–	–	–	316	304
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	–	–	–	–	–	–	729	(113)	–	–	729	(113)
Change in fair value of financial instruments and trading inventory	18	(66)	(6)	3	(50)	50	–	–	–	–	(38)	(13)
(Gain) loss on disposal of assets	(7)	(4)	66	(227)	(11)	(19)	(3)	(7)	–	–	45	(257)
Loss on extinguishment of long-term debt	–	–	–	–	–	–	32	80	–	–	32	80
Share-based compensation	139	61	6	5	50	34	133	105	–	–	328	205
Settlement of decommissioning and restoration liabilities	(264)	(245)	(21)	(1)	(23)	(17)	(6)	–	–	–	(314)	(263)
Other	136	179	(43)	(2)	49	57	(12)	55	–	–	130	289
Current income tax expense	–	–	–	–	–	–	–	–	(4 229)	(1 395)	(4 229)	(1 395)
Adjusted funds from (used in) operations(1)	13 831	7 575	3 178	1 951	6 561	3 831	(1 240)	(1 705)	(4 229)	(1 395)	18 101	10 257
Change in non-cash working capital											(2 421)	1 507
Cash flow provided by operating activities											15 680	11 764

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of the Q4 Report for a discussion on income taxes.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2022	2021
Short-term debt	2 807	1 284
Current portion of long-term debt	–	231
Current portion of long-term lease liabilities	317	310
Long-term debt	9 800	13 989
Long-term lease liabilities	2 695	2 540
Total debt	15 619	18 354
Less: Cash and cash equivalents	1 980	2 205
Net debt	13 639	16 149
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)
Net debt excluding foreign exchange impacts	12 910	16 262

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	3 924	2 615	5 680	11 764
(Add) deduct change in non-cash working capital	(265)	(529)	(2 421)	1 507
Adjusted funds from operations	4 189	3 144	18 101	10 257
Less capital expenditures including capitalized interest(1)	(1 302)	(1 184)	(4 987)	(4 555)
Free funds flow	2 887	1 960	13 114	5 702

(1)	Excludes capital expenditures related to assets held for sale of $40 million in the fourth quarter of 2022 and $133 million in the first twelve months of 2022.

Impact of First in, First out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's expectations regarding its downstream operations, including that it will retain and optimize the Petro-CanadaTM retail business with a goal of further strengthening Suncor's integrated R&M business and driving increased long-term value for shareholders and the manner in which such enhancements will take place, including changing the mix ownership model of the company-owned and controller, dealer-owned and partnership sites and the focus of 2023 economic investment in the business; statements regarding the anticipated sale of Suncor's U.K. E&P portfolio, including the expectation that it will close in mid-2023; statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track for a return to production in the second quarter of 2023; Suncor’s expectation that its Commerce City refinery will return to normal production rates by the end of the first quarter; Suncor's expectations for its Oil Sands business, including its focus on leveraging its regional scale and standardized processes and the expected benefits from this focus, and expectations for the PFT hot bitumen transfer piping; statements and expectations regarding Fort Hills, including with respect to its 36-month mine improvement plan and the impacts thereof; the expectation that operating costs at Syncrude will increase in 2023 as a result of structural mine progression factors; Suncor's primary focus for cost management in 2023 to sustainably reduce controllable operating costs and its expectation that inflationary pressures and structural mine factors at Syncrude and Fort Hills will increase near-term in its mining business; Suncor's belief that the sale of the company’s wind and solar assets will allow greater focus and investment in hydrogen and renewable fuels, and accelerates the company’s progress towards its net-zero GHG objective with investments that are complementary to its base business and that leverage its existing expertise; Suncor's expectations on its capital expenditures going forward, including with respect to economic capital spend and the planned areas of economic investments in 2023; Suncor’s net-zero GHG objective including the expectation that the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility will be in service in late 2024 and substantially contribute to the company’s net-zero GHG objective; the expectation that the Upgrader 1 coke drum replacement at Oil Sands Base will be in service in late 2025, the Mildred Lake West Extension project will come online in late 2025, and the West White Rose Project will have production commence in the first half of 2026; the company's expectation that it continue to execute with its previously articulated capital allocation framework, the expectation that the company will increase its share buyback allocation to 75% by the end of the first quarter of 2023 and that the company will continue to progress towards its net debt reduction targets in 2023; Suncor's top priority in 2023 of driving improved safety and operational performance through its operational excellence principles and the expectation that this will deliver increased shareholder returns and the goals and strategies Suncor will use to achieve this priority; Suncor's plans to improve its safety performance, including the full-scale implementation of collision awareness and fatigue management technologies, including the timing of the implementation and the expected benefits therefrom as well as statements and expectations regarding Suncor’s safety improvement plans; statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy and the expectation that Suncor will enter into an automatic share purchase plan on February 17, 2023; and Suncor’s updated 2023 Fort Hills production range. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 23, 2022, Form 40-F dated February 24, 2022, Suncor’s Report to Shareholders for the Fourth Quarter of 2022 dated February 14, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s fourth quarter 2022 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1)	Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change.

(2)	The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities.